UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Notice to the Market

Disclosure of results for the years 2015 and 2014, in accordance to International Financial Reporting Standards (IFRS)

Banco Bradesco S.A. (“Bradesco”) announces to its shareholders, clients, collaborators and to the market in general that it prepared complete consolidated financial statements for the years ended December 31, 2015 and 2014, according to the International Financial Reporting Standards - IFRS, in conformity with the pronouncements issued by the International Accounting Standards Board - IASB, pursuant to Resolution 3,786/09 of the Brazilian Monetary Council (CMN) and CVM Rule 457/07.

See below, the main changes seen in our consolidated financial statements due to the adoption of IFRS:

Comparison between BR GAAP and IFRS - in Reais millions

Balance sheet	12/31/2015			12/31/2014
	BR GAAP (1)	Differences (2)	IFRS	BR GAAP (1)	Differences (2)	IFRS
Assets
Cash and balances with banks	72,092	-	72,092	65,430	-	65,430
Financial assets held for trading	159,623	-	159,623	78,498	-	78,498
Financial assets available for sale	117,519	176	117,695	120,789	173	120,962
Investments held to maturity	40,004	-	40,004	25,071	-	25,071
Assets pledged as collateral	144,490	-	144,490	152,613	-	152,613
Loans and advances to banks	35,620	-	35,620	72,975	-	72,975
Loans and advances to customers (3)	332,784	12,085	344,869	319,059	9,005	328,064
Non-current assets held for sale	1,247	-	1,247	1,006	-	1,006
Investments in associated companies and joint ventures	5,824	(9)	5,815	4,336	(352)	3,984
Property and equipament	5,496	8	5,504	4,647	54	4,701
Intangible assets and goodwill	6,764	646	7,410	6,988	542	7,530
Taxes to be offset	6,817	-	6,817	6,130	-	6,130
Deferred income taxes	49,569	(4,171)	45,398	32,043	(3,655)	28,388
Other assets	41,059	(940)	40,119	36,615	(1,516)	35,099
Total assets	1,018,908	7,795	1,026,703	926,200	4,251	930,451

Liabilities
Deposits from banks	293,903	-	293,903	279,940	-	279,940
Deposits from customers	194,510	-	194,510	210,032	-	210,032
Financial liabilities held for trading	19,346	-	19,346	3,316	-	3,316
Funds from securities issued	109,850	-	109,850	85,030	-	85,030
Subordinated debt	50,283	-	50,283	35,822	-	35,822
Insurance technical provisions and pension plans	170,941	-	170,941	146,559	-	146,559
Other provisions	15,364	-	15,364	13,864	-	13,864
Current income tax liabilities	2,781	-	2,781	3,602	-	3,602
Deferred income tax liabilities	2,840	(2,068)	772	3,274	(2,466)	808
Other liabilities	69,788	8,250	78,038	62,860	6,326	69,186
Shareholders´ equity of controlling	88,907	1,883	90,790	81,508	660	82,168
Non-controlling interest	395	(270)	125	393	(269)	124
Total liabilities and shareholders´equity	1,018,908	7,795	1,026,703	926,200	4,251	930,451

1)  Information presented herein consider amounts calculated pursuant to the accounting practices adopted in Brazil (BR GAAP), which are applicable to financial institutions, in accordance with the regulations of the Brazilian Central Bank, and classified according to the presentation model determined by IFRS;

2)  Differences refer to reclassification between accounts and other effects from the adoption of IFRS; and

3)  The loan and advances to customers’ portfolio is presented net of provision for impairment losses.

See below, reconciliation of Shareholders’ Equity and Net Income for the 2015 and 2014 years:

Reconciliation of Shareholders´Equity and Net Income - in R$ millions

Differences	Shareholders´ Equity	Net Income	Shareholders´ Equity	Net Income
	12/31/205	2015	12/31/2014	2014
BR GAAP	88,907	17,190	81,508	15,089
1) Adjustment to the recoverable value of loans and advances	3,493	1,821	1,672	122
2) Business combinations	509	184	325	135
3) Hedge accounting adjustments	-	(307)	-	157
Others	152	(38)	14	24
Deferred income tax and social contribution of IFRS differences	(2,271)	(717)	(1,351)	(212)
IFRS - Attributable to the controlling shareholder (1)	90,790	18,133	82,168	15,315
Non-controlling shareholder	125	105	124	101
IFRS - Attributable to the controlling and non-controlling shareholder(1)	90,915	18,238	82,292	15,416
(1) The net income basis for the calculation of dividends and interest on capital paid to shareholders, is originally from BR GAAP, which was released on January 28, 2016.

Below is a description of the main changes from the adoption of IFRS:

1)     Adjustment to the recoverable value of loans and advances

Impairment of loans and advances were established based on the history of losses and other information about the clients of the organization at the balance sheet date and clear evidences that show losses had occurred after the initial recognition of the financial asset.

2)     Business combinations

Under IFRS, the identifiable assets and liabilities in business combinations and assets delivered as payment combinations were recognized at their fair value. Shares issued in the acquisition were recognized at their fair value on the date the control is transferred.

3)     Hedge accounting adjustments

These financial instruments were not designated as hedge instruments for IFRS purposes, and thus they were not treated as hedges for accounting purposes under IAS 39. Therefore, the amount recorded in equity under BR GAAP was reversed against retained earnings at the transition date.

The complete consolidated financial statements under IFRS, for the years ended December 31, 2015 and 2014, followed by the unqualified opinion of KPMG Independent Auditors, are available on our website www.bradesco.com.br/ir.

Cidade de Deus, Osasco, S.P, March 07, 2016

Banco Bradesco S.A.

Luiz Carlos Angelotti

Managing Director and
Investor Relations Officer

Should you have any questions or require further information, please contact Mr. Carlos Wagner Firetti, phone 55 11 2194-0921, e-mail 4823.firetti@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2194-0924, e-mail: 4823.ivani@bradesco.com.br or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2194-0920, e-mail: 4823.carlos@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 7, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.